June 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mitchell Austin

Kathleen Krebs

Re:	Montana Technologies Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 6, 2024

File No. 333-278633

Ladies and Gentlemen:

On behalf of Montana Technologies Corporation (the “Company”), set forth below are the Company’s responses to the comments included in the letter, dated June 24, 2024, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1”), filed on June 6, 2024. Concurrently with its submission of this letter to the Staff, the Company has filed an Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Form S-1”) with the Commission through its EDGAR system.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Form S-1.

Amendment No. 1 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

1.	We note the revisions made in response to prior comment 4 and re-issue that comment in part. While we note your statement that you believe your existing cash and cash equivalents will be sufficient to fund operations for the next year from the date the financial statements were issued for the three months ended March 31, 2024, please also disclose whether you have sufficient capital resources to meet your cash requirements beyond the next twelve months. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amended Form S-1.

Executive and Director Compensation
Executive Compensation Arrangements, page 82

2.	We note that Stephen Pang became your Chief Financial Officer on May 7, 2024. Please revise your executive compensation arrangements discussion to discuss your employment arrangements with Stephen Pang. Additionally, please ensure you file as exhibits any employment agreements with named executive officers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Amended Form S-1. Additionally, the Company confirms that it has not entered into a definitive employment agreement with Mr. Pang.

Exhibits

3.	We note that you revised the registration statement to now cover up to 54,872,735 shares of Class A common stock. Please file a revised legality opinion.

Response: In response to the Staff’s comment, the Company has filed a revised legality opinion as exhibit 5.1 to the Amended Form S-1.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 713.546.7420 or ryan.maierson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc:	Matthew Jore, Montana Technologies Corporation

Chad MacDonald, Montana Technologies Corporation

John M. Greer, Latham & Watkins LLP

Bryan S. Ryan, Latham & Watkins LLP